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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   SEPTEMBER      , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No  X
            --------   -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                    [VHQ THE VIDEO STORE WITH MORE.(TM) logo]


Press Release

VHQ ENTERTAINMENT INC. NOT PROCEEDING WITH OFFERING

Thursday September 26, 2:57 pm ET


CALGARY, ALBERTA--VHQ Entertainment Inc. (TSX: VHQ) announces that, due to the current state of the financial markets, it will not proceed with its previously announced offering of Units. VHQ had previously filed a final prospectus on August 26, 2002 for a proposed financing of up to $5,000,000 to be offered through its agents, Desjardins Securities Inc. (as Lead Agent) and First Associates Investments Inc. (as Co-Lead Agent).

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 49 wholly owned urban and rural retail stores, each offering a large selection of diverse home entertainment products, including movies, music, games ... and more. VHQ's corporate website is located at www.VHQ.ca and the company's filings can be viewed at HTTP://WWW.SEDAR.COM. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".


--------------------
CONTACT:

VHQ Entertainment Inc.
Gregg C. Johnson
President
Phone: (403) 340-2750
Fax: (403) 309-5511
E-mail: greggj@vhq.ca
        -------------
Website: www.VHQ.ca
         ----------


The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.